Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Reports Fourth Quarter and Fiscal Year 2007 Financial Results
Fourth Quarter 2007 Highlights1:
²	Revenue was RMB747.0 million (US$102.4 million), representing a decrease of 1.4% from the corresponding period of 2006 and a 10.2% decrease from the third quarter of 2007.

²	Handset shipments were approximately 862,000 units, an increase of 22.4% from the fourth quarter of 2006 and a 24.8% decrease from the third quarter of 2007.

²	Gross margin was 29.5%, comparing to 16.1% in the fourth quarter of 2006 and 26.2% in the previous quarter.

²	Net income was RMB142.7 million (US$19.6 million), representing a significant increase from the corresponding period of 2006 and a 3.2% increase from the previous quarter.

²	Basic and diluted earnings per share (“EPS”) were both RMB2.72 (US$0.37), comparing to RMB0.95 in the fourth quarter of 2006 and RMB2.63 in the third quarter of 2007.
Fiscal Year 2007 Highlights
²	Revenue was RMB3,141.1 million (US$430.6 million), representing an increase of 23.8% from 2006.

²	Handset shipments were approximately 3,816,000 units, representing an increase of 68.7% from 2006.

²	Gross margin was 28.2%, comparing to 18.7% in 2006.

²	Net income was RMB593.5 million (US$81.4 million), comparing to RMB286.7 million in 2006.

²	Basic and diluted earnings per share (“EPS”), after extraordinary items, were RMB12.28 (US$1.68), comparing to RMB7.16 in 2006.
Beijing, China (April 21, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. (“CECT”), today announced its unaudited results for the fourth quarter of 2007 and the fiscal year ended December 31, 2007.
Commenting on the results, Dr. David Li, the Chief Executive Officer of Qiao Xing Mobile said, “I am pleased with our results in the fourth quarter of 2007. We were able to significantly increase our gross margins and overall profitability on both sequential and year-over-year basis as we achieved continued success in developing and marketing high quality differentiated mobile handsets. Overall, the quarter capped an extremely successful 2007. We broke records for revenue, unit shipments and net income by successfully expanding our product mix to include a larger number of unique handsets. We believe our performance validates our strategy of building a highly profitable business by developing innovative, differentiated and high-margin handsets.”

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into United States dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.2946 to US$1.00, the effective noon buying rate as of December 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts referred to in this announcement could have been or could be converted into U.S. dollars at any particular rate or at all.

Fourth Quarter 2007 Results
Revenues were RMB747.0 million (US$102.4 million) in the fourth quarter of 2007, representing a decrease of 1.4% from RMB757.5 million in the fourth quarter of 2006 and a decrease of 10.2% from RMB831.7 million in the third quarter of 2007. Compared to last year, the decrease was primarily due to a lower average selling price (“ASP”) of handset products shipped in the fourth quarter of 2007 and was partially offset by higher unit shipments. The decrease from the third quarter of 2007 mainly resulted from lower handset shipments, which was partially offset by an increase in the ASP of products sold in the fourth quarter of 2007.
Handset shipments in the fourth quarter of 2007 were 862,000 units, representing an increase of 22.4% compared to 704,000 units in the fourth quarter of 2006 and a decrease of 24.8% compared to 1,146,000 units in the third quarter of 2007. The decrease in handset shipments compared to the third quarter of 2007 was primarily because newer handset models sold in the fourth quarter of 2007, such as the W100 (a wrist watch phone) and the C6000 (a full metal casing ultra-long standby handset that comes with stock trading functions), were higher-priced products, and because there was a slow-down in the shipments of older handset models. The Company sold 194,000 units of the C6000 model and 101,000 of the W100 model in the fourth quarter of 2007. Shipments of the Company’s older lower-priced C1000 series ultra-long standby handsets (including C1000, C1000+ and C1200) were 344,000 units in the fourth quarter of 2007 compared to 593,000 units in the third quarter of 2007.
The ASP of handset products decreased to RMB861 (US$118) in the fourth quarter of 2007, as compared to RMB1,068 in the fourth quarter of 2006, and increased by RMB145, as compared to RMB716 in the third quarter of 2007. The drop in the ASP compared to the same period last year was primarily due to a higher sales mix of lower-priced products, such as the C1000 series ultra-long standby handsets, in the fourth quarter of 2007. The increase in the ASP compared to the third quarter 2007 was primarily due to contributions from higher-priced models, such as the W100 and C6000.
Gross profit was RMB220.7 million (US$30.3 million) in the fourth quarter of 2007, or 29.5% of revenues, which was an increase from a gross profit of RMB121.9 million, or 16.1% of revenues, in the fourth quarter of 2006, and from a gross profit of RMB218.3 million, or 26.2% of revenues, in the third quarter of 2007. The improvement in gross margin was primarily due to an increase in the sales of higher-margin differentiated handset products.
Selling and distribution (“S&D”) expenses were RMB4.5 million (US$0.6 million) in the fourth quarter of 2007, which was a decrease from RMB6.6 million in the fourth quarter of 2006 and a decrease from RMB7.5 million in the third quarter of 2007. The decrease in S&D expenses compared to last year was primarily driven by lower advertising expenses. The decrease in S&D expenses from the previous quarter was mainly due to a decrease in sales commissions paid to TV infomercial channel partners.
General and administrative (“G&A”) expenses were RMB20.0 million (US$2.7 million) in the fourth quarter of 2007, representing an increase from RMB4.3 million in the fourth quarter of 2006 and a decrease from RMB21.2 million in the third quarter of 2007. The year-over-year increase was primarily due to the higher share-based compensation expenses, payroll-related expenses, professional service fees and office expenses. Share-based compensation expenses recognized in G&A were RMB8.7 million in the fourth quarter of 2007, while no such expenses were recognized in the fourth quarter of 2006. G&A expenses decreased by 5.6% from RMB21.2 million in the third quarter of 2007, primarily due to a decrease in share-based compensation expenses, though partially offset by an increase in bad debt expenses, professional service fees and office expenses. In the third quarter of 2007, share-based compensation expenses recognized in G&A totaled approximately RMB14.7 million.
Research and development (“R&D”) expenses were RMB4.4 million (US$0.6 million) in the fourth quarter of 2007, compared to RMB4.6 million in the same period of 2006 and RMB4.3 million in the third quarter of 2007.

Amortization of other intangible assets was RMB6.4 million (US$0.9 million) in the fourth quarter of 2007, compared to RMB6.3 million in the fourth quarter of 2006 and RMB6.4 million in the third quarter of 2007. The higher amortization compared to the fourth quarter of 2006 was primarily due to the impact of push-down accounting related to the acquisition by Qiao Xing Universal Telephone Inc. of the remaining 20% interest in Qiao Xing Mobile on November 30, 2006.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, decreased to RMB9.4 million (US$1.3 million) in the fourth quarter of 2007 from RMB13.6 million in the previous quarter, primarily because certain options had already become fully vested in November 2007 and also because of the appreciation of the RMB against the US$. No share-based compensation expenses were incurred in the fourth quarter of 2006.
Operating income was RMB185.5 million (US$25.4 million) in the fourth quarter of 2007, compared to RMB58.4 million in the fourth quarter of 2006 and an increase of 3.7% from RMB178.9 million in the third quarter of 2007.
Net income was RMB142.7 million (US$19.6 million) in the fourth quarter of 2007, compared to RMB38.2 million in the fourth quarter of 2006 and RMB138.3 million in the third quarter of 2007. Basic and diluted EPS before extraordinary items for the fourth quarter of 2007 were both RMB2.72 (US$0.37).
Fiscal Year 2007 Results
Revenues in 2007 were RMB3,141.1 million (US$430.6 million), representing an increase of 23.8% compared to RMB2,537.2 million in 2006, primarily due to increases in unit sales volume, which was offset to a certain extent by a decrease in the ASP of the handsets shipped.
Handset shipments in 2007 were approximately 3,816,000 units, representing an increase of 68.7% compared to approximately 2,262,000 units in 2006. The increase in handset shipments was primarily driven by the increase in the unit sales volume of our C1000 model handsets from 9,400 units in 2006 to 1,045,000 units in 2007, and the commercial launch of new models, such as C1000+, C2000, T100 and W100, which generated aggregate sales volume of approximately 2,026,000 units in 2007. The increase in handset shipments was also due to our increased sales and marketing efforts, including the increased marketing expenditures, increased use of TV infomercial direct sales programs and the expansion of our sales and distribution network to include internet direct sales in 2007. Sales to our TV and internet direct sales distributors totaled 1,090,000 units in 2007.
The ASP of handset products shipped in 2007 was RMB816 (US$112), representing a decrease of 25.4% compared to RMB1,094 in 2006. The drop in the ASP compared to last year was primarily due to the increased sales volume and percentage of total sales of lower-cost but higher-margin differentiated products such as the C1000 series ultra-long standby handsets.
Gross profit in 2007 was RMB885.3 million (US$121.4 million), compared to RMB475.0 million in 2006, primarily due to the increased sales volume of handset products. Our gross margin increased from 18.7% in 2006 to 28.2% in 2007, reflecting the success of several high-margin differentiated products launched in 2007, including the C1000 series ultra-long standby models, the T100 fingerprint recognition information security models and the W100 wrist watch handset. In addition, our increased use of TV infomercial direct sales programs and our foray into internet direct sales in 2007 also helped boost our margins as we were able to charge a higher price for our products due to the increased advertisement exposures.

Selling and distribution (“S&D”) expenses in 2007 were RMB36.3 million (US$5.0 million), compared to RMB14.8 million in 2006. The significant increase in selling and distribution expenses was primarily driven by an increase in advertising and promotional expenses by RMB13.5 million from RMB12.9 million in 2006 to RMB26.4 million ($3.6 million) in 2007 and sales commissions of RMB6.1 million ($0.8 million) paid to the Company’s TV infomercial partners in 2007. The higher advertising and promotional expenses in 2007 mainly resulted from an increase in the use of TV infomercial direct sales programs to sell and market our products and higher expenditures on advertising and promotional activities. The commission of RMB6.1 million paid in 2007 was to reward our TV infomercial partners for the sales that the TV infomercials helped generate in our traditional sales channels.
General and administrative (“G&A”) expenses in 2007 were RMB69.0 million (US$9.5 million), compared to RMB21.0 million in 2006. The year-over-year increase was primarily due to the higher share-based compensation expenses, payroll-related expenses, professional service fees, bad debt expenses and office expenses. Our share-based compensation expenses recognized in G&A expenses increased from RMB3.5 million in 2006 to RMB36.3 million ($5.0 million) in 2007 as a result of the grant of share options to our employees and a director in March 2007.
Research and development (“R&D”) expenses in 2007 were RMB18.6 million (US$2.6 million), an increase of 14.2% from RMB16.3 million in 2006. The increase in research and development expenses was mainly due to the recognition of share-compensation expenses of RMB1.9 million ($0.3 million) in 2007.
As a result of push-down accounting, which arose due to the acquisition by Qiao Xing Universal Telephone Inc. of the remaining 20% interest in Qiao Xing Mobile on November 30, 2006, an in-process research and development charge of RMB41.7 million was recognized in 2006. There was no such charge in 2007.
Amortization of other intangible assets in 2007 was RMB32.3 million (US$4.4 million), compared to RMB15.2 million in 2006. The increase was primarily due to the impact of push-down accounting, which arose due to the acquisition by Qiao Xing Universal Telephone Inc. of the remaining 20% interest in Qiao Xing Mobile on November 30, 2006.
The total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, were RMB38.6 million (US$5.3 million) in 2007, compared to RMB3.5 million in 2006.
The operating income in 2007 was RMB729.0 million (US$99.9 million), compared to RMB366.0 million in 2006.
The net income in 2007 was RMB593.5 million (US$81.4 million), compared to RMB286.7 in 2006. Basic and diluted EPS in 2007 were RMB12.28 (US$1.68), compared to RMB7.16 in 2006.
Review and Outlook
Dr. David Li, the Chief Executive Officer of Qiao Xing Mobile concluded, “We have a number of products and initiatives in the pipeline that lead us to believe that 2008 will be yet another good year for our company. We launched the C3100 at the end of December 2007 and have seen good shipments so far. While the C3100 is an ultra-low cost model that primarily targets rural customers, we still expect to enjoy high margins given the handset’s unique bright flashlight and ultra-long standby feature, which should help make it particularly popular in regions with limited or unstable electricity.
We also have several new and fairly unique models in the pipeline that we plan to release in 2008. We have developed our own luxury series that will be marketed under the “VEVA” brand and will target high end users. VEVA features top-of-the-line components and materials, including jewels, leather and stainless steel. We also plan to launch the C3600, which will be both a mobile phone and push-to-talk walkie-talkie, and the C3800, which will be able to function both as a mobile handset and a cordless phone.
On the distribution side, TV infomercials were very successful in 2007 and we expect them to continue to be one of the most important aspects of our marketing channel in 2008. Additionally, we plan to devote resources to our internet platform. We have established strategic partnership with Beidou, the largest mobile handset Internet sales platform in China, and with Joyo Amazon, a subsidiary of Amazon.com, Inc. and one of the largest online stores in China.
Although competition continues to intensify in the Chinese handset market, we believe our strategy will help us continue to deliver good results in 2008.”
Recent Developments
Change of use of IPO proceeds
In the final prospectus for the initial public offering (“IPO”) of the ordinary shares of the Company, dated May 2, 2007, it was disclosed that the Company intended to use approximately US$20 million from the proceeds of the Company’s IPO to purchase equipment for a new manufacturing facility in Huizhou (“Allocated Proceeds”). On April 18, 2008, the board of directors of the Company approved the reallocation of US$18 million of the Allocated Proceeds to fund the Company’s working capital requirements as management has considered the current practice to outsource certain manufacturing procedures would be most cost efficient to the Company’s production activity. The remaining US$2 million of the Allocated Proceeds will continue to be used for the purchase of equipment for the set up of a new facility that will be engaged in the production of molds, cast components and other handset products.
Resignation and Appointment of Independent Directors
Mr. Hui Zhang, one of the independent directors, resigned due to personal reasons on February 18, 2008 and Dr. Xin Zhang was appointed as the replacing independent director by the Board of Directors on the same day. Dr. Xin Zhang is the Chairman and chief executive officer of Sinocro Partners, a merchant bank specialized in China-related investment and advisory services. Before founding Sinocro Partners, Dr. Zhang was the CEO of Chipscreen Bioscience (“Chipscreen”). Chipscreen was recognized as one of the ten most potential biotech and pharmaceutical companies in China. China Medicine Economic News recognized Dr. Zhang as one of “China’s New Strength, Top Individuals of China Pharmaceutical Industry” in 2003. Prior to joining Chipscreen, Dr. Zhang was the Managing Director at Delirium, a global strategic consulting company in New York, Hong Kong and China. Dr. Zhang also had work experience in KPMG and Credit Suisse First Boston. Dr. Zhang received his Ph.D. from University of Pennsylvania, M.D. from Tianjin Medical University and MBA from the University of Chicago with a concentration in Finance and Accounting.
Conference Call Information
Qiao Xing Mobile will host a conference call and live webcast to discuss the results on April 21, 2008 at 8 a.m. US Eastern Time, which corresponds to April 21, 2008 at 8 p.m. Beijing/Hong Kong time.
To participate in the live call, please dial:
U.S. dial-in Number: 866-543-6405
International dial-in Number: 617-213-8897
HK dial-in Number: 852-3002-1672
China dial-in Number: 10-800-130-0399
Passcode: QXM

A live and archived webcast of the conference call will be available at http://www.qxmc.com .
A telephone replay of the call will be available after the conclusion of the conference call through 11:00 a.m. Eastern Time on April 28, 2008. The dial-in details for the replay are as follows:
— International dial-in number: 617-801-6888
Access Code: 37096285
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of April 21, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information, contact:

Ma Tao Qiao Xing Mobile Communication Co., Ltd. Tel: 8610 6250 1706 Email: matao@cectelecom.com	Peter Homstad Christensen Tel: 1 480 614 3026 Email: phomstad@ChristensenIR.com
Jung Chang Christensen Tel: 852 2117 0861 Email: jchang@ChristensenIR.com

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands)

	December 31,
	2006	2007
	RMB	RMB
	(Note 4)

Assets

Cash	762,086	2,729,982
Restricted cash	119,302	94,384
Accounts receivable, net	546,893	418,564
Bills receivable	27,635	—
Inventories	163,833	177,279
Prepayments to suppliers	232,008	155,993
Prepaid expenses and other current assets	38,193	19,295
Deferred income taxes	3,960	5,685

Total current assets	1,893,910	3,601,182

Property, machinery and equipment, net	190,511	175,469
Land use rights	38,106	36,106
Equity investment	7,803	7,803
Goodwill	112,814	112,814
Other intangible assets, net	93,008	60,728

Total assets	2,336,152	3,994,102

Liabilities, minority interests and shareholders’ equity

Short-term borrowings	602,790	983,904
Accounts payable	165,326	107,990
Prepayments from customers	15,389	4,585
Accrued liabilities	35,360	41,401
Amounts due to related parties	345,122	4,532
Other payables and current liabilities	20,298	58,630
Income taxes payable	22,943	38,722

Total current liabilities	1,207,228	1,239,764

Deferred income taxes	11,740	5,561

Total liabilities	1,218,968	1,245,325

Minority interests	76,896	78,235

Shareholders’ equity	1,040,288	2,670,542

Total liabilities, minority interests and shareholders’ equity	2,336,152	3,994,102

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands, except share and per share data)

		(Old Basis)	(New Basis)	(Combined)	(New Basis)
		Note (1)	Note (1)	Note (1)	Note (1)

	Note	January 1, 2006 to November 30, 2006	November 30, 2006 to December 31, 2006	Year ended December 31, 2006	Year ended December 31, 2007

		RMB	RMB	RMB	RMB

Revenues		2,281,198	256,013	2,537,211	3,141,094
Cost of goods sold		(1,843,327)	(218,882)	(2,062,209)	(2,255,844)

Gross profit		437,871	37,131	475,002	885,250

Operating expense:
Selling and distribution		(12,054)	(2,707)	(14,761)	(36,322)
General and administrative		(19,879)	(1,170)	(21,049)	(69,032)
Research and development		(15,131)	(1,161)	(16,292)	(18,599)
In-process research and development		—	(41,739)	(41,739)	—
Amortization of other intangible assets		(10,890)	(4,288)	(15,178)	(32,280)

Operating income (loss)		379,917	(13,934)	365,983	729,017

Other income (expense):
Interest income		5,320	631	5,951	16,373
Interest expense		(27,115)	(2,213)	(29,328)	(47,034)
Foreign currency exchange gain, net		9,628	1,502	11,130	12,022
Other income, net		3,857	579	4,436	873

Earnings (loss) before income tax expense, minority interests and extraordinary items		371,607	(13,435)	358,172	711,251
Income tax expense		(55,991)	(4,251)	(60,242)	(113,377)

Earnings (loss) before minority interests and extraordinary items		315,616	(17,686)	297,930	597,874
Minority interests		(27,260)	(1,799)	(29,059)	(33,074)

Earnings (loss) before extraordinary items		288,356	(19,485)	268,871	564,800
Extraordinary items:
Gains on acquisitions of additional equity interests in CECT, net of nil tax		17,796	—	17,796	28,689

Net income (loss)		306,152	(19,485)	286,667	593,489

Basic and diluted earnings (loss) per share:	(2)
Earnings (loss) before extraordinary items		7.21	(0.49)	6.72	11.69
Extraordinary gains		0.44	—	0.44	0.59

Earnings (loss) per share		7.65	(0.49)	7.16	12.28

Weighted average number of shares outstanding	(2)	40,000,000	40,000,000	40,000,000	48,322,000

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands, expect share and per share data)

		(Old Basis)	(New Basis)	(Combined)	(New Basis)
		Note (1)	Note (1)	Note (1)	Note (1)
		October 1, 2006	November 30, 2006	3 months ended	3 months ended	3 months ended
		to November 30,	to December 31,	December 31,	September 30,	December 31,
	Note	2006	2006	2006	2007	2007
		RMB	RMB	RMB	RMB	RMB
					(Restated)
					Note (3) & (4)
Revenues		501,453	256,013	757,466	831,744	746,973
Cost of goods sold		(416,732)	(218,882)	(635,614)	(613,478)	(526,253)

Gross profit		84,721	37,131	121,852	218,266	220,720

Operating expense:
Selling and distribution		(3,862)	(2,707)	(6,569)	(7,514)	(4,511)
General and administrative		(3,092)	(1,170)	(4,262)	(21,227)	(20,032)
Research and development		(3,418)	(1,161)	(4,579)	(4,322)	(4,373)
In-process research and development		—	(41,739)	(41,739)	—	—
Amortization of other intangible assets		(1,980)	(4,288)	(6,268)	(6,350)	(6,350)

Operating income (loss)		72,369	(13,934)	58,435	178,853	185,454

Other income (expense):
Interest income		902	631	1,533	5,032	4,607
Interest expense		(5,279)	(2,213)	(7,492)	(13,000)	(15,824)
Foreign currency exchange gain, net		4,912	1,502	6,414	1,490	3,062
Other income, net		1,160	579	1,739	208	425

Earnings (loss) before income tax expense, minority interests		74,064	(13,435)	60,629	172,583	177,724
Income tax expense		(12,275)	(4,251)	(16,526)	(28,711)	(29,294)

Earnings (loss) before minority interests		61,789	(17,686)	44,103	143,872	148,430
Minority interests		(4,142)	(1,799)	(5,941)	(5,579)	(5,779)

Net income (loss)		57,647	(19,485)	38,162	138,293	142,651

Basic and diluted earnings (loss) per share	(2)	1.44	(0.49)	0.95	2.63	2.72

Weighted average number of shares outstanding	(2)	40,000,000	40,000,000	40,000,000	52,500,000	52,500,000

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
(amounts in thousands)

	(Old Basis)	(New Basis)	(Combined)	(New Basis)
	Note (1)	Note (1)	Note (1)	Note (1)
	January 1,	November 30,		Year
	2006 to	2006 to	Year ended	ended
	November 30,	December 31,	December 31,	December 31,
	2006	2006	2006	2007
	RMB	RMB	RMB	RMB

Net cash provided by (used in) operating activities	513,378	(215,111)	298,267	855,524

Net cash (used in) provided by investing activities	(249,317)	63,431	(185,886)	23,016

Net cash provided by financing activities	69,661	200,667	270,328	1,117,327

Effect of foreign exchange rate changes	—	—	—	(27,971)

Net increase in cash	333,722	48,987	382,709	1,967,896

Cash, beginning of period / year	379,377	713,099	379,377	762,086

Cash, end of period / year	713,099	762,086	762,086	2,729,982

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(1)	Due to the impact of push-down accounting adjustments resulting from Xing’s purchase of the remaining 20% equity interest in our Company on November 30, 2006, as more fully described in “Management’s discussion and analysis of financial condition and results of operations — Financial impact of our corporate history” in our prospectus filed with the Securities and Exchange Commission in May 2007, our consolidated statement of operations and statement of cash flows for the year ended December 31, 2006 are presented by two separate periods: (1) the “old basis” period from January 1, 2006 through November 30, 2006 and (2) the “new basis” period from November 30, 2006 through December 31, 2006. Similarly, our consolidated financial data for the three months ended December 31, 2006 are also presented by two separate periods: (1) the “old basis” period from October 1, 2006 through November 30, 2006 and (2) the “new basis” period from November 30, 2006 through December 31, 2006. The combined financial data for the year ended December 31, 2006 set forth in the above tables are sums of the data for the period from January 1, 2006 to November 30, 2006 and the period from November 30, 2006 to December 31, 2006, while the combined financial data for the three months ended December 31, 2006 are sums of the data for the period from October 1, 2006 to November 30, 2006 and the period from November 30, 2006 to December 31, 2006. Although the presentation of the combined financial data for the year and the 3 months ended December 31, 2006 is not in accordance with U.S. GAAP, we believe this combination is useful to provide investors with a more complete understanding of our results of operations from period to period.

(2)	Basic and diluted earnings per share data reflects on a retroactive basis a 40-for-one share split that became effective on April 13, 2007. There were no dilutive potential ordinary shares during the period from January 1, 2006 through November 30, 2006 and the period from November 30, 2006 through December 31, 2006. The dilutive potential ordinary shares during the year ended December 31, 2007, which consist of shares issuable pursuant to the Company’s stock option plan, had an anti-dilutive effect and accordingly, basic and diluted earnings per share were both the same during the year ended December 31, 2007 and the three months ended September 30, 2007 and December 31, 2007.

(3)	The financial statements of the Company for the three months ended September 30, 2007 have been revised to correct an immaterial error that resulted from a change in the functional currency of the Company from Renminbi to United States dollar. With the completion of the Company’s listing on the NYSE on May 3, 2007, substantially all of its cash and financings are now denominated in United States dollars. Due to this significant change in the Company’s economic facts and circumstances, management concluded that the Company’s functional currency should be changed from Renminbi to United States dollars, effective May 3, 2007. The functional currency of all other companies in the Group continues to be Renminbi. The change in functional currency has resulted in an increase in the previously reported consolidated net income of the Group by approximately RMB9.4 million and RMB4.9 million, respectively, for the three months ended June 30, 2007 and September 30, 2007.

(4)	Certain reclassifications have been made to the prior period/year’s financial statements to conform to the current period/year’s presentation.

(5)	The accompanying unaudited condensed consolidated financial statements do not fully comply with U.S. GAAP because of the omission of certain required disclosures.